SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                 --------------

                                 SCHEDULE 13E-4

                          ISSUER TENDER OFFER STATEMENT
            (PURSUANT TO SECTION 13(E)(1) OF THE SECURITIES EXCHANGE
                                  ACT OF 1934)

                        INTEGRATED HEALTH SERVICES, INC.
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                                (NAME OF ISSUER)

                           ROTECH MEDICAL CORPORATION
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                      (NAME OF PERSON(S) FILING STATEMENT)

5 1/4% CONVERTIBLE SUBORDINATED DEBENTURES DUE 2003 OF ROTECH MEDICAL
                                   CORPORATION
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                         (TITLE OF CLASS OF SECURITIES)

                                   778901 AB 4
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                      (CUSIP NUMBER OF CLASS OF SECURITIES)

                             MARSHALL A ELKINS, ESQ.
                  EXECUTIVE VICE PRESIDENT AND GENERAL COUNSEL
                        INTEGRATED HEALTH SERVICES, INC.
                             10065 RED RUN BOULEVARD
                          OWINGS MILLS, MARYLAND 21117
                                 (410) 998-8400
                              (410) 998-8719 (FAX)
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 (NAME AND ADDRESS AND TELEPHONE NUMBER OF PERSON AUTHORIZED TO RECEIVE NOTICES
        AND COMMUNICATIONS ON BEHALF OF THE PERSON(S) FILING STATEMENT)

                                   COPIES TO:

       CARL E. KAPLAN, ESQ.                       LESLIE A. GLEW, ESQ.
    FULBRIGHT & JAWORSKI L.L.P.              INTEGRATED HEALTH SERVICES, INC.
       666 FIFTH AVENUE                          10065 RED RUN BOULEVARD
    NEW YORK, NEW YORK 10103                  OWINGS MILLS, MARYLAND 21117
        (212) 318-3000                             (410) 998-8573
      (212) 752-5958 (FAX)                      (410) 998-8747 (FAX)


                                 NOVEMBER 5,1997
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     (Date tender offer first published, sent or given to security holders)


                           Calculation of filing fee

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     Transaction
      valuation                                   Amount of filing fee
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     $110,112,291.67                              $22,022.46
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*The  transaction  valuation  shown is only for the purpose of  calculating  the filing fee. The amount shown reflects the cost of purchasing $110,000,000.00 principal amount of Debentures at the repurchase price (100% of the principal amount of the Debentures, plus accrued interest to the date of repurchase) as of December 4, 1997 (the initial Expiration Date of the Offer). The amount of the filing fee, calculated in accordance with Section 13(e)(3) of the Securities Exchange Act of 1934, as amended, and Regulation 240.0-11 promulgated thereunder, equals 1/50 of 1% of the value of the Debentures to be purchased.

[ ] CHECK BOX IF ANY PART OF THE FEE IS OFFSET AS PROVIDED BY RULE 0-11(A)(2) AND IDENTIFY THE FILING WITH WHICH THE OFFSETTING FEE WAS PREVIOUSLY PAID. IDENTIFY THE PREVIOUS FILING BY REGISTRATION STATEMENT NUMBER, OR THE FORM OR SCHEDULE AND THE DATE OF ITS FILING.

Amount previously paid:  _________________        Filing party:  ____________
Form or registration no.: ________________        Date filed:    ____________

                                  INTRODUCTION

         This Schedule 13E-4 relates to a change of control offer (the "Offer") by RoTech Medical Corporation, a Florida corporation ("RoTech"), to purchase for cash, on the terms and subject to the conditions set forth in the attached Change of Control Notice and Offer to Purchase dated November 5, 1997 (the
"Offer to Purchase") and the related Letter of Transmittal (the "Letter of Transmittal"), all of the outstanding 5 1/4% Convertible Subordinated Debentures due 2003 of RoTech (the "Debentures"). The Debentures are convertible into shares of Common Stock, par value $.001 per share ("IHS Common Stock"), of Integrated Health Services, Inc., a Delaware corporation ("IHS"), at a conversion price of $45.21 per share of IHS Common Stock (22.119 shares per $1,000 principal amount of Debentures). Copies of the Offer to Purchase and the related Letter of Transmittal are filed as exhibits (a)(1) and (a)(2) hereto.

ITEM 1. SECURITY AND ISSUER

         (a) The issuer of the Debentures is RoTech, a wholly-owned subsidiary of IHS. The address of RoTech's principal executive office is 4506 L.B. McLeod Road, Suite F, Orlando, Florida 32811. The Debentures are convertible into IHS Common Stock. The address of IHS' principal executive office is 10065 Red Run Boulevard, Owings Mills, Maryland 21117.

         (b) The securities which are the subject of the Offer are the 5 1/4% Convertible Subordinated Debentures due 2003 of RoTech. The Debentures are convertible into IHS Common Stock at a conversion price of $45.21 per share of IHS Common Stock (22.119 shares per $1,000 principal amount of Debentures). As of November 5, 1997, there was $110,000,000.00 aggregate principal amount of Debentures outstanding. The Offer is for any and all Debentures, in denominations of $1,000 or integral multiples thereof, at 100% of the principal amount of the Debentures, plus accrued interest to but excluding the date of repurchase. To the best knowledge of RoTech, no Debentures are being purchased from any executive officer, director or affiliate of RoTech or IHS.

         (c) The information set forth in the Offer to Purchase under the captions "Risk Factors-Limited Trading Market" and "The Offer-Market and Trading Information" is incorporated herein by reference.

         (d) RoTech is filing this statement. The address of RoTech is set forth in Item l(a). RoTech is a wholly-owned subsidiary of IHS.


ITEM 2.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         (a) The information set forth in the Offer to Purchase under the caption "The Offer-Source and Amount of Funds" is incorporated herein by reference.

         (b) The information set forth in the Offer to Purchase under the captions "The Offer-Source and Amount of Funds," "IHS Recent Developments-New Credit Facility" and "Description of Certain IHS Indebtedness" is incorporated herein by reference.


ITEM 3. PURPOSE OF THE TENDER OFFER AND PLANS OR PROPOSALS OF THE ISSUER OR AFFILIATE.

         The information set forth in the Offer to Purchase under the caption "The Offer-Purpose and Effects of the Offer" is incorporated herein by reference. Upon repurchase, the Debentures will cease to be outstanding and will be cancelled by PNC Bank, Kentucky, Inc., as Trustee.

         (a) The information set forth in the Offer to Purchase under the captions "Risk Factors-Limited Trading Market" and "The Offer-Purpose and Effects of the Offer" is incorporated herein by reference.

         (b) The information set forth in the Offer to Purchase under the caption "IHS Recent Developments-Recent Acquisitions-RoTech Acquisition" is incorporated herein by reference.

         (c) The information set forth in the Offer to Purchase under the caption "IHS Recent Developments-Recent Acquisitions-RoTech Acquisition" is incorporated herein by reference.

         (d) None.

         (e) None.

         (f) None.

         (g) None.

         (h) Not applicable.

         (i) Not applicable.

         (j) The information set forth in the Offer to Purchase under the captions "Available Information" and "Risk Factors- Limited Trading Market" is incorporated herein by reference.

ITEM 4. INTEREST IN SECURITIES OF THE ISSUER.

         Neither RoTech nor, to the best of RoTech's knowledge, any of RoTech's or IHS' directors or executive officers has effected any transaction in the Debentures during the 40 business days preceding the date of this Schedule 13E-4.


ITEM 5. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO THE ISSUER'S SECURITIES.

         The information set forth on the cover page of the Offer to Purchase and in the Offer to Purchase under the captions "IHS Recent Developments-Recent Acquisitions-RoTech Acquisition" and "The Offer-General" and "-Purpose and Effects of the Offer" is incorporated herein by reference.


ITEM 6.  PERSONS RETAINED, EMPLOYED OR TO BE COMPENSATED.

         The  information  set forth in the Offer to Purchase  under the caption
"The   Offer-Depositary   and  Information  Agent"  is  incorporated  herein  by
reference.


ITEM 7. FINANCIAL INFORMATION.

         (a) The information set forth in the Offer to Purchase under the caption "Incorporation of Certain Documents by Reference" is incorporated herein by reference.

         (b) Not applicable.


ITEM 8. ADDITIONAL INFORMATION

         (a) None.

         (b) None, except for compliance with the Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder and compliance with applicable requirements of state securities or "blue sky" laws.

         (c) None.

         (d) None.

         (e) Reference is hereby made to the exhibits hereto, which are incorporated in their entirety herein by reference.

ITEM 9. MATERIAL TO BE FILED AS EXHIBITS.

         (a)(1) Change of Control Notice and Offer to Purchase dated November 5, 1997.

         (a)(2) Letter of Transmittal.

         (a)(3) Notice of Guaranteed Delivery.

         (a)(4) Letter to brokers, dealers, commercial banks, trust companies and other nominees.

         (a)(5) Letter to clients.

         (b)(1) $1,750,000,000 Revolving Credit and Term Loan Agreement, dated as of September 15, 1997, among Integrated Health Services, Inc., the lenders named therein, Citibank, N.A., as administrative agent, The Toronto-Dominion Bank, as documentation agent, and Citicorp Securities, Inc., as arranger (incorporated by reference to IHS' Current Report on Form 8-K dated September 15, 1997, as amended).

         (c)(1) Indenture, dated as of June 1, 1996, between RoTech and PNC Bank, Kentucky, Inc., as trustee (incorporated by reference to exhibit 4.2 to RoTech's Annual Report on Form 10-K for the fiscal year ended July 31, 1996).

         (c)(2) Supplemental Indenture, dated as of October 21, 1997, between RoTech and PNC Bank, Kentucky, Inc., as trustee.

         (d) Not applicable.

         (e) Not applicable.

         (f) Not applicable.

                                    SIGNATURE

         After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                    ROTECH MEDICAL CORPORATION



                                    By:  /s/ W. Bradley Bennett
                                         --------------------------
                                         Name: W. Bradley Bennett
                                         Title: Executive Vice President - Chief
                                                Accounting Officer
Date:  November 5, 1997